UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G

          Under the Securities Exchange Act of 1934
                    (Amendment No. ______)*

            QWEST COMMUNICATIONS INTERNATIONAL INC.
                        (Name of Issuer)

            Common Stock,$.01 par value per share
                 (Title of Class of Securities)

                          0007491 21 1
                         (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 1 of 8 pages

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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Anschutz Company

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [x]
      (b)  [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


                5          SOLE VOTING POWER
                             -0-
  NUMBER OF
    SHARES      6          SHARED VOTING POWER
 BENEFICIALLY              86,499,332
   OWNED BY
     EACH       7          SOLE DISPOSITIVE POWER
   REPORTING                  -0-
    PERSON
     WITH       8          SHARED DISPOSITIVE POWER
                           86,499,332

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      86,499,332

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      83.7%

12    TYPE OF REPORTING PERSON*

      CO



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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Philip F. Anschutz

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)  [x]
      (b)  [ ]

3     SEC USE ONLY


4     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

                5          SOLE VOTING POWER
                           86,499,333
  NUMBER OF
    SHARES      6          SHARED VOTING POWER
 BENEFICIALLY                -0-
   OWNED BY
     EACH       7          SOLE DISPOSITIVE POWER
   REPORTING               86,499,333
    PERSON
     WITH       8          SHARED DISPOSITIVE POWER
                             -0-

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      86,509,501

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      83.7%

12    TYPE OF REPORTING PERSON*

      IN
----------------------------------------------------------------------




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Item 1.

     (a)     Name of Issuer

             Qwest Communications International Inc.

     (b)     Address of Issuer's Principal Executive Offices

             555 Seventeenth Street, Suite 1000
             Denver, Colorado  80202

Item 2.

     (a)     Name of Person Filing

             This Schedule 13-G is being filed on behalf of Anschutz Company and Philip F. Anschutz.

     (b)     Address of Principal Business Office or, if none,
Residence
             The address for Anschutz Company and Philip F. Anschutz is as follows:

               c/o The Anschutz Corporation
               555 Seventeenth Street, Suite 2400
               Denver, Colorado   80202

     (c)     Citizenship

             Anschutz Company is a Delaware corporation.

             Philip F. Anschutz is a United States citizen.

     (d)     Title of Class of Securities

             Common Stock, par value $.01 per share (the "Common
Stock")

     (e)     CUSIP Number

             0007491 21 1


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)   [ ]  Broker or Dealer registered under Section 15 of the
Act

     (b)   [ ]  Bank as defined in section 3(a)(6) of the Act


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     (c)   [ ]  Insurance Company as defined in section 3(a)(19) of
the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Sec. 240.13d-1(b)(ii)(F)

     (g)   [ ]  Parent Holding Company, in accordance with Sec.
240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)   [ ]  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)


Item 4.   Ownership

     (a) and (b)  Amount Beneficially Owned


Anschutz Company


Beneficial                      Percent
Ownership                       of Class(1)

86,499,332                        83.7%

Philip Anschutz

Beneficial                      Percent
Ownership                       of Class(1)

86,509,501(2)                     83.7%

-----------
(1) Based upon 103,334,937 shares of Common Stock issued and outstanding as of December 31, 1997.

     (2) Includes 10,168 shares of Common Stock owned by Mr. Anschutz's adult son for which Mr. Anschutz disclaims any beneficial ownership. This number does not include a warrant to acquire 4,300,000 shares of Common Stock held by Anschutz Family Investment Company LLC of which Anschutz Company is the Manager and one-percent equity owner.




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     (c) The following  indicates for each filing person the number of shares of
Company Securities as to which there is sole and/or shared power to vote or dispose of the shares:

Anschutz Company

Sole Power                   Shared Power(1)

 -0-                         86,499,332

Philip F. Anschutz

Sole Power                   Shared Power

86,499,333(2)                     -0-

---------

(1) Mr. Anschutz has the ultimate power to vote and dispose of the shares of Common Stock referred to herein; therefore his voting and dispositive power is designated as sole power and Anschutz Company's voting and dispositive power is designated as shared power.

(2) Does not include the 10,168 shares of Common Stock owned by Mr. Anschutz's adult son reflected in Section 4(a) and (b) above because (i) Mr. Anschutz disclaims any beneficial ownership for such shares, and (ii) Mr. Anschutz has no power to vote or dispose of the shares of Common Stock owned by his son.

Item 5.   Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]


Item 6.   Ownership of More than Five Percent on Behalf of Another
Person.

     N/A


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     N/A


Item 8.   Identification and Classification of Members of the Group


                                                               Page 6 of 8 pages

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     N/A


Item 9.   Notice of Dissolution of Group

     N/A


Item 10.   Certification

     N/A




                                                               Page 7 of 8 pages

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 16, 1998                /s/ Philip F. Anschutz
                                             Philip F. Anschutz


Date:   February 16, 1998                Anschutz Company

                                         By: /s/ Philp F. Anschutz
                                                 Philip F. Anschutz
                                                 Chairman and Chief Executive



                                                               Page 8 of 8 pages

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